Exhibit 77C

A special meeting of shareholders of the Portfolios was held on September 8, 2010. At the meeting the following matter was voted on and approved by the Shareholders. Each vote reported represents one dollar of net asset value held on the record date for the meeting. The results of the special meeting of shareholders are noted below.

Proposal 1

To Elect Five Trustees for the Trust.

		Number of Votes			Percentage of Total Outstanding Votes			Percentage Voted
Trustees	Record Date Votes	Affirmative	Withheld	Total	Affirmative	Withheld	Total	Affirmative	Withheld	Total

Mary K. Anstine	21,628,564	18,443,539	744,502	19,188,041	85.27%	3.44%	88.72%	96.12%	3.88%	100.00%

Thomas A. Carter	21,628,564	18,443,860	744,181	19,188,041	85.28%	3.44%	88.72%	96.12%	3.88%	100.00%

Jeremy W. Deems	21,628,564	18,254,463	933,578	19,188,041	84.40%	4.32%	88.72%	95.14%	4.87%	100.00%

David Swanson	21,628,564	18,446,672	741,369	19,188,041	85.29%	3.43%	88.72%	96.14%	3.86%	100.00%

Scott Wentsel	21,628,564	18,446,672	741,369	19,188,041	85.29%	3.43%	88.72%	96.14%	3.86%	100.00%